NO ACT

PE
2-20-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

08041728

March 7, 2008

Received SEC

MAR 07 2008

Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2008

Sanford J. Lewis
Attorney at Law
PO Box 231
Amherst, MA 01004-0231

Re: Sunoco, Inc.
Incoming letter dated February 20, 2008

Dear Mr. Lewis:

This is in response to your letter dated February 20, 2008 concerning the shareholder proposal submitted to Sunoco by Global Exchange. We also have received a letter from Sunoco dated February 26, 2008. On February 8, 2008, we issued our response expressing our informal view that Sunoco could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

Sincerely,

Thomas J. Kim
Chief Counsel and
Associate Director

cc: Ann C. Mulé
Chief Governance Officer
Assistant General Counsel
Corporate Secretary
Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia, PA 19103-7583

SANFORD J. LEWIS, ATTORNEY

RECEIVED
2008 FEB 21 AM 11:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 20, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **REQUEST FOR RECONSIDERATION on Behalf of Global Exchange of No-action Letter Issued February 8, 2008, Regarding Shareholder Proposal Amending the Bylaws to Establish a Sustainability Committee, Submitted to Sunoco, Inc. for 2008 Proxy Materials**

Dear Sir/Madam:

We are writing on behalf of Global Exchange (the "Proponent"), a beneficial owner of Sunoco Inc. which submitted a shareholder proposal to Sunoco, Inc. (the "Company") to amend the Company's bylaws by establishing a Board Committee on Sustainability for consideration at its 2008 annual meeting. The Staff granted a No Action letter on February 8, 2008. We are writing to request prompt reconsideration, respectful of the March 10 timeline on which the company intends to publish its proxy. Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Ann C. Mule, Chief Governance Officer, Assistant General Counsel, Corporate Secretary, Sunoco Inc.

The Proposal

The proposal at issue stated in its entirety:

Stockholder Proposal to Amend Corporate Bylaws
Establishing a Board Committee on Sustainability

RESOLVED: To amend the Bylaws, by inserting the following new section to Article III.

***Section 9 (e) Board Committee on Sustainability*:** There is established a Board Committee on Sustainability. The committee is authorized to address corporate policies, above and beyond matters of legal compliance, in order to ensure our corporation's sustained viability. The committee shall strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change.

B) The Board of Directors is authorized in its discretion, consistent with these Bylaws and applicable law to: (1) select the members of the Board Committee on Sustainability, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, on the Committee's activities, findings and recommendations, and (5) adopt any other measures within the Board's discretion consistent with these Bylaws and applicable law.

C) Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Sustainability shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement

The committee would be authorized to initiate, review, and make policy recommendations regarding the company's preparation to adapt to changes in marketplace and environmental conditions that may affect the sustainability of our business. Issues related to sustainability might include, but are not limited to: global climate change, political instability, emerging concerns regarding toxicity of materials, resource shortages, and biodiversity loss.

Background

On December 17, 2007, the Company sent a letter to the Staff arguing that the Proposal may be excluded from the Company's 2007 proxy statement by virtue of Rules 14a-8(i)(7) and (i)(10). On January 18, 2008, the undersigned submitted to the Staff a letter setting forth the reasons why the Company's no-action letter request should be denied.[1] On February 4 the company submitted a second letter in response to our letter.

On February 8, 2008, the staff granted the Company a no-action letter on 14a-8(i)(7) grounds - "evaluation of risk." The prior record of correspondence is Appended to this letter. For reasons explained below, we are requesting reconsideration of the Staff's grant of the no-action letter.

The Company's correspondence with the SEC made only passing reference to the "evaluation of risk" theory of exclusion, " therefore we did not find it necessary to fully brief the issue of why the Proposal did not qualify for the exclusion. Not only did the Company not engage in any analysis pursuant to Staff Legal Bulletin No. 14C, which set forth the "evaluation of risk" exclusion, but its only reference to cases excluded for "evaluation of risk" were cited by the Company for the proposition that proposals that focus on greenhouse gas emissions do not involve significant social policy issues, not for "evaluation of risk." Consequently, we viewed

---

[1] That letter was written on behalf of Harrington Investments, the investment advisor of Global Exchange. John Harrington, the CEO of Harrington Investments had filed the Proposal on behalf of Global Exchange in his capacity as the Treasurer and a Board Member of Global Exchange. Following the submission of the Proposal, the Company directed its correspondence to Mr. Harrington. Our January 18 letter should have better reflected these facts, and should have indicated that we were acting on behalf of Global Exchange. We regret any misunderstanding that this may have created, but given the Company's second letter of February 4, 2008, which appended our letter, we are confident that this mistake did not prejudice the Company or our clients.

the Company's ambiguous references to risk as token gestures, and believe they did not adequately put the Proponent on notice that it was truly arguing for the "evaluation of risk" exclusion. Furthermore, at the time we drafted and submitted our letter *Lehman Brothers Holdings Inc.* (January 29, 2008) was not publicly available. We believe that the Staff decision with respect to the Proposal is inconsistent with *Lehman Brothers* and we seek the opportunity to demonstrate its applicability to our case.

Analysis: The Proposal Does not Qualify for the *Evaluation of Risk* Exclusion

The evaluation of risk exclusion was formally announced in SLB 14C in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

As we understand this distinction based on the precedents, if proponents seek, for instance, a report that necessitates accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk, then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the company's operations and clearly was within the ordinary business exclusion. In the current Proposal, there is no comparable request for an assessment of economic risks. What we have in *Xcel* is a full fledged request for an assessment of financial risks and that is dramatically different from the Proposal which does not even present an implied request for an evaluation of risk. In addition to *Xcel*, there are three often cited examples of prohibited risk assessments: *Newmont Mining Company* (Feb. 4, 2004), *Willamette Industries, Inc.* (Mar. 20, 2001), and *The Mead Corporation* (Jan. 31, 2001). These examples serve to illustrate what constitutes a prohibited request for a risk assessment and to demonstrate that the Proposal is not in this category.

In *Newmont*, the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal, we see a clearly articulated request for an evaluation of financial risk, and therefore that proposal was properly excluded. In *Willamette*, the proposal sought in addition to other items "an estimate of worst case financial exposure due to environmental issues for the next ten years." Once again we see a direct request for an analysis and evaluation of financial risk and an appropriate rejection of the proposal.

In *Mead* we find the shareholder was requesting that the company report on the company's "*liability projection methodology* . . . and an assessment of other major environmental risks, such as those created by climate change." (emphasis added). In this case not only was there a plain focus on risk assessment, but there was the additional emphasis on the nature and type of analysis. In this manner, *Mead* is even farther removed from the language of the Proposal. As we have shown, the Proposal does not request an implicit or explicit assessment. But it is entirely incorrect to claim that the Proposal somehow seeks to impose some sort of specific assessment methodology. The Proponents have made significant and concerted efforts to make it completely clear that the Committee's specific actions and practices are entirely left to the discretion of the Committee and the Board. As such, *Mead* is not remotely analogous to the Proposal and should be disregarded.

All of the above analysis is borne out by two recent case in which the companies sought to exclude the proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (December 27, 2007) and *Norfolk Southern Corporation* (February 20, 2007). In the case of *Norfolk* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and **minimize material financial risk** arising from a terrorist attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation of risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to Norfolk, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that by simply removing the request for information related to efforts for minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in Burlington argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff and confirms that it is permissible to request information so long as the company is not asked to quantify or characterize risks for shareholders.

Finally, it is clear that the Staff believes that it is permissible for proposals to implicate or mention "risk"– it is evidently not the case that risk is a taboo subject that is excludible per se. In SLB 14C the Staff gave an example of an unacceptable proposal (*Xcel Energy Inc.* (April 1, 2003)) and a permissible proposal (*Exxon Mobil Corp.* (March 18, 2005)). Looking at the text of *Exxon* it is abundantly clear that it is permissible to discuss risk and to have risk implicated by the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;
>
> ***
>
> there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. **This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.**

Recent Staff letters confirm the nonexcludibility of Sustainability resolutions.

Before and after the announcement of SLB 14C, , the Staff has consistently permitted proposals that focus on the sustainability of a company. See, *Lehman Brothers Holdings Inc.* (January 29, 2008); *Dean Foods Co.* (March 25, 2005); *Wendy's Int'l., Inc.* (February 10, 2005); and *Hormel Foods Corp.* (October 22, 2004).

The very recent case of *Lehman* is particularly germane to this discussion. There the proponent's resolved clause stated: :

> Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, an Environmental Sustainability Report. The report may include:
>
> 1. Lehman's operating definition of environmental sustainable development;
>
> 2. A review of current Lehman's policies, practices and projects related to environmental sustainability; and

> 3. A summary of long-term plans to integrate environmental sustainability objectives with Lehman's operations.

In many ways, the *Lehman* proposal is analogous to the Proposal. Both focus on sustainability. Both raise the issue of climate change. Both suggest policy reviews. In addition, *Lehman* was expressly attacked on evaluation of risk grounds with the company asserting that the requested report would thereby focus improperly on the company's ordinary business. Lehman specifically argued that a request for a report be prepared "that includes a summary of Lehman Brothers' plans to integrate environmental sustainability objectives 'with Lehman's operations.'" was analogous to a number of proposals excluded on "evaluation of risk" grounds including *Wachovia Corp.* (February 10, 2006) and *Wells Fargo & Co.* (February 16, 2006)

We believe that consistency demands that the Proposal be treated the same as *Lehman*.

The Resolution addresses long term business strategy – a proper domain of shareholder resolutions under Roosevelt v. E.I. DuPont de Nemours & Co., not short term accounting or risk evaluation , and is therefore not excludible.

Proposing a mechanism for the company to address the issue of sustainability relates to long term business strategy (not excludible) rather than the minutiae of ordinary business (excludible). As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving **'fundamental business strategy'** or **'long term goals.'**" *Id. at 427.* Sustainability issues are by definition focused on the **long term goals** of the company and therefore not excludible as ordinary business.

This is also true in the context of asking for the establishment of a **board committee on sustainability**. To the extent that the Staff's opinion is based on the conclusion that because the Proposal is in the form of establishing a board committee that would exclusively address these issues, we believe that such a conclusion is misplaced. By focusing a special committee on the sustainability of the Company's business, the proposal does not "focus on the company engaging in an internal assessment of the risks or liabilities" but rather is a clear example of "focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health." SLB 14C. To be a sustainable company, the Proponent believes that the Company will need to find solutions to how it may be adversely effecting the environment and hope the Committee to be a guiding force in that effort.

Furthermore, sustainability in the context of a board committee is almost by definition focusing on **"fundamental business strategy."** *Roosevelt at 427.* Board committees do not focus on the minutiae of companies day-to-day business, but rather are properly focused on the **strategic direction of the company.** The Sustainability Committee would be inherently focused on the fundamental direction of the company and the impact that the company has on the environment – the sustainability of that impact. In that way it can be seen that not only is sustainability a significant policy issue, but that board involvement keeps it focused on the long term and fundamental issues of the sustainability of the company's activities.

The Proposal at issue here is properly focused on the extraordinary strategic issues posed by the societal policy issue of sustainability generally and the role of the company in addressing sustainability. The Proposal would create a board level committee with a mandate to function at the board level and the strategic direction of the Company. Such a focus is inherently neither the ordinary business of the Company nor involves intervention into the minutiae of risk evaluation.

The language of the resolution demonstrates its focus on long term strategy.

Parsing the specific language of the resolution we see that it is clearly focused on major long term policy issues facing the company. The committee is authorized "to address corporate policies, above and beyond matters of legal compliance, in order to ensure our corporation's sustained viability."

In its next sentence the resolution states that "The committee shall strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change."

Does the fact that it mentions that the committee shall strive to "enhance shareholder value" make this an excludible "risk evaluation" resolution? Clearly not. When applied to the kind of long term strategic issues described in the rest of the sentence, this is precisely the type of "long term strategic direction" question that is appropriate to the domain of shareholder interaction with the Board and management.

Moreover, the resolution explicitly reserves the rights of the management to address any and all ordinary business matters, and to further define or limit actions of the Sustainability Committee, by stating that "Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Sustainability shall not incur any costs to the company except as authorized by the Board of Directors."

In sum, in light of a full discussion of the evaluation of risk exclusion and the recent case of *Lehman Brothers Holdings Inc.* (January 29, 2008), the Proposal does not qualify for the "evaluation of risk" exclusion. The Proposal focuses on the Company minimizing or eliminating operations that may adversely affect the environment or the public's health and does not seek accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. Instead, it seeks to establish a committee addressed to long term business strategy, which is a well-established arena for shareholders, granted by staff precedent and judicial case law alike.

Conclusion

Consequently, we respectfully request the Staff reconsider the opinion found in its February 8, 2008 no-action letter and to inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call Sanford Lewis at (413) 549-7333 to discuss any questions in connection with this matter, or if the Staff wishes any further information. If the Staff declines to reconsider this matter, we request a conference call with the Staff so that we can better understand the basis for this decision.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: John Harrington, Treasurer, Global Exchange
Ann C. Mule, Assistant General Counsel, Corporate Secretary Sunoco Inc.

Encl: Correspondence Record

0211200841

14

Ann C Mulé
Chief Governance Officer
Assistant General Counsel
Corporate Secretary

RECEIVED

2007 DEC 18 PM 5:02

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia, PA 19103-7583
215 977 6430
Fax 215 977 3559
acmule@sunocoinc.com

December 17, 2007

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

PA 2/8/08

Re: Sunoco, Inc. - File No. 001-06841
Statement of Reasons for Omission of Shareowner
Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Sunoco, Inc., a Pennsylvania corporation ("Sunoco"), has received a shareholder proposal (the "Proposal") and supporting statement, attached hereto as Exhibit A, from Global Exchange (the "Proponent"), that the Proponent wishes to have included in Sunoco's proxy statement (the "Proxy Statement") for its 2008 annual meeting of shareholders (the "2008 Annual Meeting"). The Proposal requests that Sunoco amend its bylaws to create a "Board Committee on Sustainability," in order to make policy recommendations regarding Sunoco's ability to respond to environmental and marketplace changes affecting the sustainability of its business. According to the Proposal, issues relating to sustainability would include, without limitation: global climate change, political instability and emerging concerns regarding toxicity of materials, resource shortages and biodiversity loss.

Sunoco recognizes the importance of reviewing and evaluating sustainability in its operations. As set out in greater detail below, Sunoco has robust governance structures in place to address environmental matters and sustainability issues, including the oversight provided by an independent board committee.

Sunoco very much appreciates the general concerns raised by the Proponent, but is of the view that, on the one hand, Sunoco has substantially implemented the proposal (as commonly understood under 14a-8(i)(10) of the Exchange Act) and, on the other hand, the substance of the Proposal is encompassed by Sunoco's ordinary business operations (as commonly understood under Rule 14a-8(i)(7) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act")). Accordingly, on behalf of Sunoco, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement pursuant to Rule 14a-8(j) and hereby request that the Staff confirm that it will not recommend enforcement action against Sunoco should Sunoco omit the Proposal from the Proxy Statement.

Sunoco currently expects its 2008 Annual Meeting to take place during the first week in May 2008, and expects to file definitive proxy materials on or about March 10, 2008. Pursuant to Rule 14a-8(j), Sunoco is submitting this letter no later than 80 days before it expects to file its definitive form of proxy with the Commission. Sunoco has notified the Proponent by copy of this letter of its intention to omit the Proposal from the Proxy Statement.

I. Rule 14a-8(i)(10) -- The Proposal may be omitted because it has been substantially implemented.

The Proposal calls for the establishment of a Board Committee on Sustainability, for the purpose of reviewing and recommending policy changes concerning Sunoco's ability to adapt to conditions influencing the sustainability of its business, including global climate change, political instability, toxicity of materials, resource shortages and biodiversity loss. The Public Affairs Committee of Sunoco's Board of Directors squarely meets this purpose. Sunoco's Public Affairs Committee is comprised entirely of independent directors and, as described in more detail below, has responsibility for oversight of Sunoco's efforts to perform as a responsible corporate citizen.

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (Mar. 28, 1991); see also *Exchange Act Release No.* 34-20091 (Aug. 16, 1983) (adopting interpretive change "to permit the omission of proposals that have been 'substantially implemented by the issuer'"). A proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). All that is required is that the company has in place policies and procedures relating to the subject matter of the proposal. Sunoco believes that excellent performance in health, environment and safety ("HES") is essential to achieving operations excellence and superior financial performance and, consequently, enhancing shareholder value. Sunoco has developed robust, long-standing and systematic policies and procedures to effectively address HES matters, including sustainability, at all levels of the enterprise. Therefore, Sunoco believes that the Proposal has been substantially implemented, and that it may properly omit the Proposal from its Proxy Statement in accordance with Rule 14a-8(i)(10).

Sunoco issued its Principles of Health, Environment and Safety in 1993, when it became the first Fortune 500 company to endorse the principles of the Coalition for Environmentally Responsible Economies ("CERES"), establishing an environmental code of conduct for all Sunoco's facilities and operations. Development of Sunoco's HES philosophy and strategic direction is vested in the Vice President, HES Regulatory Affairs, and the Chief Administrative Officer (the "CAO"). Both these executives have direct access to Sunoco's Chief Executive Officer (the "CEO"). Corporate oversight for Sunoco's HES performance is provided by the Public Affairs Committee of the Board of Directors and by the executive-level Corporate Health, Environment and Safety Committee, which is chaired by the CAO. HES performance programs are fostered under the guidance of the Director, HES Performance.

Senior managers meet regularly with their respective business unit Senior Vice Presidents to discuss critical HES issues, including matters affecting sustainability, such as process safety management, emerging concerns regarding toxicity of materials, resource shortages, *etc.* Sunoco's business unit leaders also participate in monthly executive-level Corporate HES Committee meetings and provide the Committee with quarterly HES performance reports. In addition, Sunoco's annual cash incentive compensation program (the "Success Sharing Program") was revised in 2001 to require that certain HES performance targets be met. The program, in which both executives and non-executives participate, establishes HES targets each year at the company, business unit and facility/entity levels. Actual performance against these pre-established HES targets is reviewed by the Compensation Committee of Sunoco's Board of Directors. Sunoco's HES performance is the shared responsibility of all Sunoco employees, and "Commitment to Health, Environment, and Safety" is one of the core competencies on which all employees are evaluated.

Sunoco's Product Stewardship Program works to ensure that its products are manufactured and designed to be safe and reliable for customers in their intended applications. Included in this focus are the marketing, sale, transportation, handling, storage, use, re-use, and disposal of raw materials, manufactured and purchased products, process streams and waste materials. Sunoco's HES Best Practice on Pollution Prevention/Waste Minimization requires its manufacturing facilities to reduce emissions and waste, facilitate the use of recycling, eliminate the use of certain chemicals, and promote the purchase of products made with recycled materials. Additionally, Sunoco emphasizes utilizing surplus material and equipment by: (1) maintaining programs at each facility where engineering groups routinely review the surplus material and equipment inventories before placing any requisitions for new purchases for capital projects; and (2) donating equipment that is being replaced or no longer needed to local schools, community groups, small companies and volunteer fire departments, rather than scrapping it.

The Pubic Affairs Committee is not limited to compliance activities, but also reviews and addresses corporate policy and activities above and beyond matters of legal compliance. During the last three years the committee has focused increasingly on matters of strategic interest including, but not limited to, environmental risk, process safety management and global climate change. Sunoco's Public Affairs Committee has developed a process, employing a comprehensive matrix of key strategic issues, to ensure that areas of interest and risk are addressed. The Committee utilizes a flexible approach that responds to changing conditions by varying agenda items, as their importance and/or risk warrants, within the areas for which the Committee is responsible, including sustainability issues, such as product stewardship and renewable fuels. During the last fifteen months, Sunoco's Public Affairs Committee received two reports on global climate change. Matters of strategic importance are elevated to review and discussion by the full Board.

The substance of the Public Affairs Committee's charter (attached hereto as Exhibit B), and the fact that the Public Affairs Committee is comprised of independent directors, make clear that any separate independent "Board Committee on Sustainability" would be redundant to Sunoco's existing governance structure and policies. Furthermore, the Proposal is of the type that the Staff has determined in the past to be excludable on the basis of having substantially implemented. See, e.g., *The Talbots, Inc.* (Apr. 5, 2002) (proposal found to have been substantially implemented, where proponent requested implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization, but company previously had established and implemented Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers, had regularly disseminated these texts to its new manufacturers, mandated annual certification, and implemented a monitoring program); *The Gap, Inc.* (Mar.16, 2001) (proposal found to have been substantially implemented, where proponent requested company's board to provide report to shareholders on child labor practices of suppliers, but company previously had (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders); and *Kmart Corp.* (Feb. 23, 2000) (proposal was excludable as being substantially implemented, where proponent sought board report on company's vendor standards and vendor compliance program, and company previously had established its own Vendor Workplace Code of Conduct and monitoring program).

The "substantially implemented" standard of Rule 14a-8(i)(10) reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot"), that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Rel. No. 34-20091 (Aug. 16, 1983). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). See, also, *Nordstrom Inc.* (Feb. 8, 1995) (proposal that company commit to code of conduct for overseas suppliers was substantially covered by existing company guidelines). Other Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (Mar. 29, 1999) (permitting exclusion, since company previously had adopted a version of the proposal with slight modification, and a clarification as to one of its terms). In addition, proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

Sunoco's stewardship of HES matters, including sustainability, and its extensive policies, practices and procedures in this area compare favorably with the guidelines of the Proposal and, for all the foregoing reasons, Sunoco should be deemed to have substantially implemented the Proposal, and so be permitted to exclude the Proposal from its 2008 annual meeting proxy statement.

II. Rule 14a-8(i)(7) -- The Proposal and supporting statement address matters relating to Sunoco's ordinary business operations.

The Proposal requests that the Company's Board of Directors create a Board Committee on Sustainability, authorized to address corporate policies, above and beyond matters of legal compliance, in order to ensure Sunoco's sustained viability by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal and climate change. Such a proposal focuses on the company engaging in an internal assessment of the operational risks and liabilities facing Sunoco, and infringes upon management's core function of overseeing Sunoco's basic business practices.

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." SEC Rel. No. 34-40018 (May 21, 1998). This underlying policy rests on two central considerations. First, certain tasks are so fundamental to the Board of Directors' and management's ability to run a company on a day-to-day basis that they are not proper subjects for shareowner proposals. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). For the reasons presented below, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, Sunoco may exclude the Proposal on that basis.

Mechanisms for adhering to the highest standards of business conduct, being socially responsible and reporting on Sunoco's social and environmental performance, are integral to Sunoco's policies, and ensuring compliance with such policies is a core management function. At the direction of its Board of Directors and its Public Affairs Committee, as part of its ordinary day-to-day business, Sunoco (1) reviews its policies, practices and performance in the areas of environmental protection, health and safety, equal employment opportunity and diversity practices, government affairs, and corporate contributions, (2) assesses and evaluates its performance as a responsible corporate citizen and keeps the Board apprised of the posture, integrity and propriety of Sunoco's relationships with its various constituencies and (3) reviews management's positions on public affairs developments and trends throughout the industries in which Sunoco operates.

Indeed, Sunoco's Board and senior management place considerable focus on health, environment and safety matters, including sustainability. For instance, in the early 1990's, Sunoco became the first Fortune 500 company to endorse the principles of CERES, the mission of which is to integrate sustainability into capital markets for the health of the planet and its people. Companies that endorse the CERES Principles pledge to go voluntarily beyond the requirements of the law. By endorsing the CERES Principles, Sunoco has not only formalized its dedication to environmental awareness and accountability, but also actively committed to an ongoing process of continuous improvement, dialogue and comprehensive, systematic public reporting. CERES, in participation with the United Nations' Environment Programme ("UNEP"), developed the Global Reporting Initiative ("GRI"), which has become the *de facto* international standard for corporate reporting on environmental, social, and economic performance.

Each year, Sunoco conducts a self-evaluation and reports its progress on protection of the biosphere, reduction and disposal of wastes, sustainable use of natural resources, energy conservation, and reduction of health and safety risks. Sunoco's 2006 CERES Report (attached hereto as Exhibit C, and available on Sunoco's website at *www.SunocoInc.com*), was prepared using the GRI's Version 3 Sustainability Reporting Guidelines as a basis. Those guidelines include reporting on corporate governance; financial performance; health, environment and safety performance; energy use and climate change; product stewardship; and community engagement.

Given the Company's attention to the very important issue of sustainability, the Proposal is precisely the type of proposal that should be excluded under Rule 14a-8(i)(7) because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareowners, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). In addition, the formation of a new Board committee, in addition to Sunoco's Public Affairs Committee (discussed in greater detail above), would be unnecessarily duplicative.

The Staff has consistently declined to recommend enforcement action against companies that omitted shareowner proposals requesting that the board of directors undertake actions to establish committees for the oversight of ordinary business operations. See, e.g., *Monsanto Company* (Nov. 3, 2005) (proposal calling for board of directors to form an ethics oversight committee to insure compliance with company's Code of Conduct, and applicable laws and regulations, was excludable); *Deere & Company* (Nov. 30, 2000) (proposal to create a customer satisfaction review committee, to review customer complaints regarding the company's products and services, was excludable); *Modine Manufacturing Co.* (May 6, 1998) (proposal seeking creation of a board committee to develop a corporate code of conduct, guaranteeing right of employees to organize and maintain unions and affirming principles of collective bargaining, was excludable); *Citicorp* (Jan. 9, 1998) (proposal to establish committee of outside directors to oversee audit of contracts with foreign entities, to ascertain if payments prohibited by Foreign Corrupt Practices Act had been made, was excludable); *BankAmerica Corporation* (March 23, 1992) (proposal to establish credit reconsideration committee, and provide specified procedures to deal with customers denied credit, was excludable); and *Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish committee of independent directors, to study the handling of consumer and shareholder complaints, was excludable); *NYNEX Corp.* (Feb. 1, 1989) (proposal relating to formation of special committee of board of directors, to revise existing code of corporate conduct, was excludable); *Transamerica Corp.* (Jan. 22, 1986) (proposal requesting formation of special committee of board of directors, to develop and promulgate a code of corporate conduct, was excludable).

The Proposal seeks formation of a special board committee, the stated purpose of which would be "to ensure our corporation's sustained viability... [and] enhance shareholder value" by responding to changing conditions and knowledge of the natural environment. However, the pursuit of enhanced shareholder value is one of the basic premises underlying corporate law. A board of directors has no more fundamental duty than seeking ways to maximize the value of the corporation for the benefit of its shareholders. In overseeing the business and affairs of the corporation, a corporate board of directors is obligated to act in the best interests of the corporation and its shareholders.

In assessing whether a proposal is excludable under Rule 14a-8(i)(7), the Staff historically has made a distinction between proposals that seek to reinforce management's generalized obligation to maximize shareholder value and those that direct management to take specific steps in connection with an extraordinary transaction, finding the former type excludable pursuant to Rule 14a-8(i)(7). See, e.g., *First Charter Corporation* (Jan. 18, 2005) (proposal mandating formation of special committee "with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation," excludable). But cf. *Allegheny Valley Bancorp, Inc.* (Jan. 3, 2001) (proposal directing the board of directors to hire investment bank for specific purpose of soliciting offers to purchase bank's stock or assets, not excludable).

The line between the ordinary and the extraordinary appears to be based upon a proposal's focus on general strategic direction, which is the province of the board of directors and hence ordinary, as opposed to a focus on a specific major transaction requiring shareholder approval, which falls into the extraordinary category. See *Medallion Financial Corp.* (May 11,

2004) (proposal requesting "investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company," excludable). In this context, the Staff has noted on several occasions that a basis exists for the omission of a proposal pursuant to Rule 14a-8(i)(7), where "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." *Bristol-Myers Squibb Company* (Feb. 22, 2006).

In the instant case, the Proposal, by its terms, is not limited to any extraordinary transaction, but rather deals very generally with "sustained viability" and maximization of shareholder value. Furthermore, in the submission letter accompanying the Proposal, the Proponent does not discuss any specific transaction or extraordinary circumstance that the Proposal is exclusively designed to address.

By its mention of "sustainability," the Proposal attempts to touch upon a significant social policy issue. However, this does not alter the fact that the entire Proposal is excludable under Rule 14a-8(i)(7), since it directly addresses ordinary business matters. The Staff repeatedly has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. See, e.g., *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal requesting report to ensure that company did not purchase goods from suppliers using forced labor, convict labor and child labor, was excludable, since it also requested that the report address ordinary business matters); *General Electric Co.* (Feb. 10, 2000) (entire proposal excludable under Rule 14a-8(i)(7), where a portion of the proposal related to ordinary business matters--- *i.e.*, choice of accounting methods). The staff also has agreed that registrants may exclude proposals crafted so as to seek to avoid exclusion under ordinary business grounds, noting that the true test is the ordinary business nature of the proposal, and it does not matter if a proponent characterizes it otherwise. See, e.g., *Wal-Mart Stores, Inc.* (Mar. 24, 2006) (reference to public assistance programs did not alter the ordinary business nature of proposal); *General Electric Company* (Jan. 10, 2005) (permitting exclusion of proposal tying executive compensation to social responsibility and environmental criteria); *Minnesota Mining and Manufacturing Company* (Feb. 10, 1992) (proposal to establish board committee, to evaluate potential impact on the company of various health care reform proposals, excludable as ordinary business, despite purported "policy nature"); *PepsiCo, Inc.* (Mar. 7, 1991) (proposal calling for establishment of board committee, to evaluate impact on company of various national health care reform proposals, did not involve substantial social or other policy issues transcending proposal outside the ordinary business exclusion); and *International Business Machines Corporation* (Feb. 19, 1987) ("[t]he mere assertion that a proposal... touches upon larger societal issues does not alter the basic nature of how the proposal impacts the registrant... [in] matters dealing with ordinary business operations").

In the context of the current Proposal, it is worth noting, particularly, that the Staff previously has concurred that shareholder proposals relating to greenhouse gas emissions do not involve a significant social policy. See, e.g., *Wachovia Corp.* (Jan. 28, 2005) (proposal requesting report on the effect on company's business strategy of the risks created by global climate change entailed evaluation of risks by the company, and so was excludable as involving company's ordinary business operations); *Chubb Corp.* (Jan. 25, 2004) (proposal requesting report providing comprehensive assessment of company's strategies to address impacts of climate change on its business, required an evaluation of risks and benefits and therefore was excludable as within company's ordinary business operations); *Xcel Energy Inc.* (Apr. 1, 2003) (proposal requesting report disclosing: (1) economic risks associated with company's emissions of greenhouse gases, and (2) economic benefits of committing to substantial reduction of emissions, was excludable, as it related to company's ordinary business operations).

In summary, the Proposal clearly deals with matters involving Sunoco's ordinary business operations, and as such, is precisely the type of proposal that should be excluded under Rule 14a-8(i)(7), since it relates to certain tasks so fundamental to management's ability to direct Sunoco's daily operations, that they should not be subject to direct shareholder oversight, and also because they seek to "micro-manage" by "probing too deeply into matters of a complex nature upon which shareowners, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998).

IV. Conclusion

Based on the foregoing, Sunoco hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from Sunoco's Proxy Statement under Rules 14a-8(i)(7) and 14a-8(i)(10).

* * * * * *

Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. If you have any questions regarding this matter, or require additional information, please contact the undersigned at the letterhead address, or by telephone at 215-977-6430.

Very truly yours,

[signature]

SANFORD J. LEWIS, ATTORNEY

January 18, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Sunoco, Inc. proposing Bylaw Amendment Creating Sustainability Committee for 2008 Proxy Materials

On Behalf of Harrington Investments

Dear Sir/Madam:

Harrington Investments (the "Proponent") is beneficial owner of common stock of Sunoco, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 17, 2007, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rules 14a-8(i)(7) and (i)(10).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Ann C. Mule, Chief Governance Officer, Assistant General Counsel, Corporate Secretary Sunoco Inc. We are also emailing this letter to the Division of Corporation Finance and to Ann C. Mule.

<u>Summary</u>

The Proponents are aware of the efforts by the Company toward addressing some of the sustainability issues articulated in the Proposal. However, because the resolution would alter the governance structure of the Company by amending the bylaws, the amendment to create a Sustainability Committee (the "Committee") is not substantially implemented. Proponents believe the mandate of the existing Public Affairs Committee, which the Company claims to substantially implement this Proposal, is focused on public relations and is materially different from the mandate of the Sustainability Committee which is to attend to long range policy challenges facing the Company. Furthermore, sustainability issues transcend the day-to-day "ordinary business" of the Company and therefore are appropriate for shareholder consideration.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Proposal

The Proposal would amend the Company's bylaws by establishing a Board Committee on Sustainability. The Committee would be authorized to address corporate policies in order to ensure the Company's sustained viability. More specifically, the Proposal states that the Committee shall strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change.

ANALYSIS

SHAREHOLDERS ARE ENTITLED BY LAW TO PROPOSE BYLAW AMENDMENTS TO ESTABLISH A NEW COMMITTEE.

Pursuant to Pennsylvania law, except for a number of specific instances not applicable to this case, "the shareholders entitled to vote shall have the power to adopt, amend and repeal the bylaws of a business corporation." 15 Pa.C.S.A. § 1504. Furthermore, there is nothing in the Company charter or bylaws that limits the rights of shareholders to amend the Company's bylaws. Accordingly, the Proposal is proper under state corporate law and the Company's charter and bylaws allow shareholders to initiate bylaw amendments. The company has not disputed this.

Staff decisions in this area also indicate that bylaw amendments such as this are permitted so long as they do not interfere with the Board's statutorily granted discretion by, for example, requiring the expenditure of corporate funds. *Community Bancshares, Inc.* (March 15, 1999); *Radiation Care Inc.* (December 12, 1994); *Pennzoil Company* (February 24, 1993). The Proponents have drafted the Proposal to avoid this problem by specifically stating that nothing in the bylaw amendment shall restrict the power of the board to manage the business and affairs of the Company, including not incurring any costs to the Company except as authorized by the board.

For these reasons, the Proponent is entitled under Pennsylvania law to introduce the Proposal at the Company annual meeting this spring. The only question is whether it will appear on the company's proxy materials, thereby providing uniform information to shareholders.

The premise of Rule 14a-8 is to insure that shareholders who are unable to attend the annual meeting in person are provided with complete information about matters that will be presented to at the annual meeting. As stated in Exchange Act Release No. 12999, 41 Fed. Reg. 52,994 (Dec. 3, 1976) ("1976 Interpretive Release")

> the Commission's sole purpose in conducting such review has been to insure full disclosure to public investors . . .the Commission's sole concern is to insure that public investors receive full and accurate information about all security holder proposals that are to, or should, be submitted to them for their action. ***If the company fails to include***

> ***in its proxy materials a security holder proposal that it should have included, the other security holders have not only been denied necessary information and the opportunity to vote for a proposal they favor, but unwittingly may have been given a proxy that management would vote against the proposal.*** *Id* (emphasis added).

As a bylaw amendment authorized by 15 Pa.C.S.A. § 1504, the Proposal can be submitted to shareholders at the annual meeting for their consideration. Bylaw amendments are not minor events, but are significant shareholder actions that are codified in statute. Consequently, it is imperative in order to preserve the need for disclosure and fairness, as recognized in the 1976 Interpretive Release, to put the Proposal in the Company proxy materials. To do otherwise would deny shareholders necessary information which may lead shareholders to unknowingly give management a proxy that will be voted against the Proposal. Therefore, we respectfully urge the Staff to conclude that the Proposal must appear in the Company's proxy materials.

THE PROPOSAL IS NOT SUBSTANTIALLY IMPLEMENTED BECAUSE IT CREATES A NEW COMMITTEE IN THE BYLAWS THAT ADDRESSES DIFFERENT ISSUES FROM THE EXISTING COMMITTEES.

We believe the previous argument ultimately addresses the issue before the Staff. That is, the Proposal is by its very nature not "substantially implemented" because it is a bylaw amendment establishing a different committee from those that already exist. By creating the Committee in the bylaws, it elevates the policy focus on sustainability within the Company. While a committee created by the Board is certainly important, such a committee does not carry with it the same mandate as one instituted by the shareholders through a vote at the annual meeting. This would be a statement by the shareholders and such a declaration gives it a legitimacy and power within the Company that is different from a board created committee. As a bylaw amendment that will properly appear before shareholders pursuant to 15 Pa.C.S.A. § 1504, the Proposal differs from advisory shareholder proposals which do not seek to change the very corporate governance structure of the company. This difference in the legal footing of the Proposal means that a substantially implemented analysis is misplaced because without an existing bylaw on the subject matter, it would be extremely difficult (and perhaps impossible) to argue that the Proposal had been implemented.

In the interest of thoroughness, however, we turn now to the Company's other arguments. The Company first argues that it can exclude the Proposal because it has substantially implemented the Proposal. Specifically, they claim that the following make the Proposal moot:

- The Company has existing health, environment and safety ("HES") policies;
- Executives with direct access to the CEO are responsible for HES; and
- The Public Affairs Committee ("PAC") of the Board oversees HES performance.

We respectfully request the Staff reject this argument because, as shown below, the Sustainability Committee is focused on the strategic direction of the Company and on the

Board level while the PAC is focused on the day-to-day affairs of the Company, the managerial level and with the public relations concerns of the Company. Furthermore, policies are not a substitute for the significant step of institutionalizing the Committee in the bylaws. In short, while the Company has taken commendable steps to address HES issues, these steps do not address the core recommendation of the Proposal – i.e. the Company needs to formalize in its bylaws and at the Board level a forum for addressing the long-term sustainability of the Company and its business.

While the cases cited by the Company – *Texaco*, Inc. (March 28, 1991), *Nordstrom Inc.* (February 8, 1995), *Masco Corporation* (March 29, 1999) and *Columbia/HCA Healthcare Corp.* (February 18, 1998) – can certainly be cited for the proposition that a proposal need not be fully implemented to be moot, under Rule 14a-8(i)(10), what is critical is that the steps taken by the company must address the ***core concerns*** raised by the proposal. See *Dow Chemical Company* (February 23, 2005); *ExxonMobil* (March 24, 2003); *Johnson & Johnson* (February 25, 2003); *ExxonMobil* (March 27, 2002); and *Raytheon* (February 26, 2001). As the SEC acknowledged in Exchange Act Release No. 34-20091 (August 16, 1983), the application of this rule is subjective and therefore difficult. Furthermore, the fact that under Rule 14a-8(g) "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *id* (emphasis added), means that the mootness exclusion presents a very high hurdle for companies to overcome.

Of the three steps identified by the Company, the first two (existing HES policies and executive responsibility for HES performance) are irrelevant to the analysis because they are not focused on board level action. The Proposal expressly calls for a board level committee to address sustainability and even the most comprehensive policy and managerial structure is no substitute. This focus on the board level is due, in part, to the fundamental importance of these issues and fact that the Proponent shareholders believe the Company should address them at the highest level with the Board providing the review and guidance.

On a number of occasions the Staff has concurred that when a proposal is focused on the creation of a board level committee, it is not sufficient for the company to argue that employees and management are addressing the issue. *NYNEX Corporation* (February 16, 1994); *NYNEX Corporation* (February 18, 1994); *Associates First Capital Corporation* (March 13, 2000); and *Conseco, Inc.* (April 15, 2001). In these cases, the companies argued that the proposal were moot because executive management and/or employees were addressing the issue or implementing relevant policies. The proponents responded by pointing out that employee or management activities are no replacement for steps taken by board members and consequently the proposals has not been substantially implemented. The Staff concurred with the proponents' positions in these cases and concluded the companies could not exclude the proposals. While the Company's managerial steps and adoption of HES policies may be admirable, they are not the equivalent of formalizing sustainability concerns into the bylaws through the creation of a board level committee.

The Company's argument which arguably warrants greater attention than the other two is that the Public Affairs Committee (PAC0 substantially implements the proposed Sustainability

Committee moot. Nevertheless, it is also evident that the PAC does not address the core concerns of the Proposal because the two committees would have substantially different mandates. Looking at the "Purpose" section of the PAC charter (Company Exhibit B) we find the following:

> The purpose of the Public Affairs Committee is to provide advice and oversight to management in management's efforts to perform in a manner in which the Company's **Constituencies will view the Company as a responsible corporate citizen**, and to report to the Board on Committee actions. (emphasis added)

In the Proponent's view this language demonstrates that the purpose of the PAC is to ensure that the Company is ***viewed*** as a responsible corporate citizen, rather than grappling directly with essential public policy issues and challenges to the Company's sustainability. We believe this is not a committee whose purpose is the sustainability of the Company, but rather a committee focused on public relations. The Company's argument entirely fails to demonstrate that the PAC is charged with consideration of strategic threats to the Company's sustained value creation. Rather, the PAC is tasked with managing stakeholder relationships.

The PAC is also not charged with considering material threats to the business that lie outside the concern of constituencies whose actions or attitudes are perceived as important to the success of the Company. That entirely misses the purpose of the Proposal. Environmental changes and natural resource constraints, for example, can harm the business regardless of constituent perceptions. If, for example, rising sea levels endanger Company assets, Company management should thoroughly understand that risk long before any "constituency" expresses concern.

The PAC charter "duties and responsibilities" section shows that it is focused on day-to-day activities such as responding to precise and detailed issues and complaints brought before the committee or confronting the company. This reality is exemplified by the fact that the purpose section of the PAC charter reveals that the PAC is intended to provide advice and oversight to ***management*** not to the Board. While it is true that the PAC is to report to the Board about its activities, that is not the same as providing advice and guidance to the Board. By contrast the Sustainability Committee is focused on the long-term strategic direction of the Company (i.e. "sustained viability") and pro-actively preparing for potentially systemic changes in global systems.

Finally, with respect to the cases cited by the Company on pages 3 and 4 of its letter *(The Talbots, Inc.* (April 5, 2002), *The Gap, Inc.* (March 16, 2001) *and Kmart Corp.* (February 23, 2000)), we observe that they all addressed the adoption or implementation of policies by a company. That is not the case here. The proponents are not seeking the implementation of the details of a pre-developed policy, i.e. we do not make reference to a specific third party standard or put forth our own specific policy as did the proponents in those cases. Rather the Proponent is seeking to create a board level structure, a committee, to address these issues and elevate the discourse to a Board level strategic direction committee.

For the reasons given above, the Company has not met its significant burden under Rule 14a-8(g) and 14a-8(10) and we respectfully request the Staff reject the Company's argument.

THE SUBJECT MATTER OF THE PROPOSAL, SUSTAINABILITY, IS A SIGNIFICANT POLICY ISSUE CONFRONTING THE COMPANY AND DOES NOT FIT WITHIN THE ORDINARY BUSINESS EXCLUSION.

The Company's next claim is that the Proposal is excludable as ordinary business under Rule 14a-8(i)(7). This argument is at best misplaced and at times appears to turn the Rule on its head. It is abundantly clear that the sustainability of an oil and chemical refining and retailing company is a significant social policy issue. Specifically, as identified in the Proposal, sustainability issues implicate natural resource limitations, energy use, waste disposal, and climate change. Because these issues constitute a significant policy issue confronting the Company, the subject matter of the Proposal transcends the ordinary business of the Company and must appear in its proxy materials.

The Rule 14a-8(i)(7) Standard

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.*

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC,* 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlays the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be***

excluded only after the proposal is also found to raise no substantial policy consideration." *Id* (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors.

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added)
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to `micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

As mentioned before, it is vitally important to observe that the company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

Finally, the Company appears to be subscribing to the notion that a proposal may be excluded "even if it also touches upon a significant social policy issue." This argument ignores two seminal cases in Rule 14a-8 law - *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416 (DC Cir. 1992) and *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877 (S.D.N.Y. 1993), and is directly contrary to the SEC interpretive releases discussed above. These authorities make it abundantly clear that "the proposal may be excluded only after the proposal is also found to raise ***no*** substantial policy consideration." *Id* at 891 (emphasis added).

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that a subject matter's status as a significant policy issue ***trumps*** the company's portrayal of it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. Therefore, it is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. Clearly, this is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

Policy Issues Facing the Company: Climate Change

It almost goes without saying that climate change, energy use and natural resource limitations are a significant policy issue facing oil companies such as Sunoco. One need not look any further than the long list of Staff decisions that concluded these issues transcend the ordinary business of oil (and other) companies. *Exxon Mobil Corp.* (March 23, 2007) (A shareholder proposal, which requests that this company's board adopt quantitative goals for reducing greenhouse gas emissions and report to shareholders on these efforts, may not be omitted from the company's proxy material under Rule 14a-8(i)(7)); *Exxon Mobil Corp.* (March 12, 2007) (A shareholder proposal, which requests that this company's board adopt a policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025, may not be omitted from the company's proxy material under Rule 14a-8(i)(7)); *General Electric Co.* (January 31, 2007) (A shareholder proposal, which recommends that this company's board publish a report on global warming, may not be omitted from the company's proxy material under Rule 14a-8(i)(7) or 14a-8(c)); and *Ford Motor Co.* (March 6, 2006) (A shareholder proposal, which recommends that this company's board publish an annual report on global warming and cooling, may not be omitted from the company's proxy material under Rule 14a-8(i)(7)). See also, *Exxon Mobil Corp.* (March 23, 2005); *Exxon Mobil Corp.* (March 15, 2005); *Exxon Mobil Corp.* (March 19, 2004); *Exxon Mobil Corp.* (January 26, 1998); *Exxon Corporation* (January 30, 1990); *The Ryland Group, Inc.* (February 1, 2005); *American Standard Companies Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Reliant Resources, Inc.* (March 5, 2004); *Unocal Corporation* (February 24, 2004); *Valero Energy Corporation* (February 6, 2004); *Apache Corporation* (February 6, 2004); and *Andarko Petroleum Corporation* (February 4, 2004).[1]

But one can also look to highly regarded scientific reports, such as the November 17, 2007 issuance from the Intergovernmental Panel on Climate Change (http://www.ipcc.ch/) that the burning of fossil fuels, such as those that constitute the primary revenue source for our Company, are a significant source of the greenhouse gases that cause global climate change. In accepting the 2007 Nobel Peace Prize on behalf of the IPCC, Chairman Pachauri observed that climate change will dramatically affect access to clean water, access to sufficient food,

1 We note that the Company makes the demonstrably false claim that proposals relating to greenhouse gas emissions do not involve a significant social policy. First, the cases cited by the Company were all "evaluation of risk" exclusions. That analysis, as discussed elsewhere in our letter, does not apply to the Proposal. Second, is we have shown here, there is a long list of climate change proposals that have survived Staff review.

stable health conditions, natural resources, and security for billions of people. (http://www.ipcc.ch/graphics/speeches/nobel-peace-prize-oslo-10-december-2007.pdf)

Policy Issues Facing the Company: Pollution

With respect to pollution as a significant issue facing the Company, government data and fines illustrate that despite Sunoco's efforts to address sustainability related issues, the Company still faces significant environmental liabilities. The following are recent examples which serve to illustrate this point:

- 2007. Sunoco's Philadelphia refinery was identified as being both among the largest emitters in the oil industry and the single largest U.S. refinery source of polycyclic aromatic compounds, which included probable or suspected carcinogens, in 2004.

- 2006. The University of Massachusetts study ranked Sunoco as the 55th most toxic company in the United States. The company reported that it had been named as a potentially responsible party (PRP) for 36 hazardous waste sites, including many Superfund sites.

- 2005. Sunoco was identified in the U.S. Environmental Protection Agency's (EPA) Toxic Release Inventory data as a top emitter of toxic pollutants compared to other companies within its industry group, releasing approximately 6.2 million pounds.

- 2005. Sunoco reached a global settlement relating to its refineries with the EPA, and various regulators in Philadelphia, Ohio, and Oklahoma. Under the consent decree, Sunoco expected to make capital expenditures of approximately $275 million over an eight-year period to implement environmental improvement projects. The Company also agreed to pay civil penalties totaling $3 million to the EPA and state and local agencies and committed to supplemental environmental projects of approximately $3.9 million.

- 2005. A Pennsylvania court upheld a $3.5 million fine against Sunoco related to problems with the company's boilers at its Marcus Hook refinery. In 2003 Sunoco also agreed to pay $926,000 to settle emissions-monitoring violations and other violations at the same Marcus Hook refinery.

It is clear from the preceding documentation that sustainability is a significant policy issue facing the Company. Climate change and pollution are issues that are confronting the Company at the government and public interest level. Even the Company's own letter, in which it describes the vital importance of these issues, is evidence that these are not the day-to-day affairs of the Company.

The Proposal Does Not Seek an Excludable "Evaluation of Risk"

Periodically throughout its letter the Company refers to the evaluation of risk exclusion without specifically citing to Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") wherein the Staff first formally identified the exclusion. To the extent that the Company is making an evaluation of risk argument we would argue that there is nothing in the Proposal that would invoke the exclusion. The Proposal does not call on the Company to engage in an assessment of risks or liabilities facing the Company. Nor does it seek an accounting or report on economic or financial impact. In this way, the Proposal is categorically different that the cases cited by the Company. See *Wachovia Corp.* (January 28, 2005); *Chubb Corp.* (January 25, 2004); and *Xcel Energy Inc.* (April 1, 2003).

The Proposal, by focusing on the sustainability of the Company's business model, does not "focus on the company engaging in an internal assessment of the risks or liabilities" but rather is a clear example of "focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health". SLB 14C. To be a sustainable company, the Proponent believes that the Company will need to find solutions to how it may be adversely affecting the environment and hope the Committee to be a guiding force in that effort.

Finally, Staff letters indicate that a focus on climate change issues does not qualify a proposal for the evaluation of risk exclusion. See e.g. *Exxon Mobil Corp.* (March 15, 2005) (Staff rejected evaluation of risk argument regarding a proposal which requested that the board of directors make available to shareholders the research data relevant to Exxon Mobil's stated position on the science of climate change).

The Proposal Does Not Seek to Micro-Manage the Company's Activities

The Company goes on to claim that because HES performance is part of the Company's day-to-day operations, the Proposal seeks to micro-manage the Company. This contention is significantly misplaced because the Proposal does not, in the words of the 1998 Interpretive Release, seek intricate details, specific timeframes or specific methods for implementing complex policies. Rather it is properly focused on the extraordinary strategic issues posed by the societal issue of sustainability generally and the role of the company in addressing sustainability. The Proposal is creating a board level committee with a mandate to function at the board level and the strategic direction of the Company. Such a focus is inherently not micro-managing the Company because board level committees do not probe into the minutiae of a company's operations.

Although it is not clear, the Company appears to support this micro-management argument with citations to a number of cases that relate to the creation of committees. All of these cases are misplaced because they were not bylaw amendments. A bylaw amendment is fundamentally different from a shareholder **request** for the board to create a committee and therefore we believe the various cases cited by the company regarding committees are off-point. Turning to each of the cases in turn we find additional reasons why they do not apply to the analysis of the Proposal:

Monsanto Company (November 3, 2005). The proposal requested the creation of an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act." In contrast to the present resolution, the Monsanto proposal was focused on compliance issues. The proposal sought to dictate how the compliance program would occur with specifics about certain fields of law and implicitly the need to hire specific personnel to staff the committee. The current Proposal, in contrast, is not even impliedly interested in those intricate details and plainly focuses on the significant social policy issues facing the Company, and excludes compliance issues.

Deere & Company (November 30, 2000). The proposal sought the creation of a "Customer Satisfaction Review Committee" comprised of shareholders and was excluded as relating to "customer relations". The Proposal does not focus on customer relations and therefore the case is inapposite.

Modine Manufacturing Co. (May 6, 1998). The proposal requested a committee to develop a corporate code of conduct addressing, among other issues, the right of employees to organize and maintain unions. Because this proposal was excluded for focusing on "relations between the company and its employees" it is not relevant to this analysis.

Citicorp (January 9, 1998). This case is entirely misplaced because the proposal was excluded for "initiation of a compliance program". The current Proposal specifically excludes compliance from the Committee's mandate and therefore *Citicorp* is not applicable.

Bank of America Corporation (March 23, 1992). This proposal sought a "credit reconsideration committee" and specified procedures to deal with a customer whose credit application was rejected. This proposal was excluded for focusing on "credit policies, loan underwriting and customer relations". The Proposal does not implicate any credit policies, loan underwriting or customer relations issues.

Goodyear Tire and Rubber Company (January 18, 1991). This proposal related to establishing a committee of independent directors to: (1) employ an independent consultant to study operations; and (2) study the handling of consumer and shareholder complaints and inquiries by the principal executives of the company. Because this proposal was excluded for "customer and shareholder relations and the evaluation of management conduct" it is not relevant to this analysis.

NYNEX Corp. (February 1, 1989). This proposal sought the formation of a special committee of the Board of Directors to revise the existing code of corporate conduct and was excluded for focusing on "the particular topics to be addressed in the

> Company's code of conduct". As discussed earlier, the Proposal does not seek to delve into the particulars of a company policy or code of conduct, but instead focuses on elevating strategic issues facing the Company.
>
> *Transamerica Corp.* (January 22, 1986). This case sought formation of a special committee of the Board of Directors to develop and promulgate a code of corporate conduct. Because this proposal was excluded for focusing on "employee, shareholder and customer relations, and the evaluation of management conduct" it is not analogous to the issues presented by the Proposal.

Accordingly, we respectfully request the Staff reject the Company's arguments in this regard.

<u>The Proposal Does Not Seek the Sale of the Company</u>

Next, the Company seems to argue that the line of no-action letters concerning the sale of a company are relevant to this analysis because the Proposal makes a reference to enhancing shareholder value. This argument is a nonstarter. The Proposal clearly does refer to shareholder value, but that does not turn the Proposal into a sale-of-company proposal. Simply because a proposal makes an argument that may appeal to shareholder's financial concerns is not fatal to the proposal. But beyond this point, it is an extreme stretch of logic to claim that this reference somehow transform the Proposal into one which specifically focuses on the sale of the company. *First Charter Corporation* (January 18, 2005), *Allegheny Valley Bancorp, Inc.* (January 3, 2001), *Medallion Financial Corp.* (May 11, 2004) *and Bristol-Myers Squibb Company* (February 22, 2006) are in a completely different category of cases. The concerns raised in those proposals bear no resemblance to the Proposal and therefore are irrelevant to this discussion.

For the reasons set forth above we request that the Staff concluded that the Proposal is not excludable under Rule 14a-8(i)(7).

<u>Conclusion</u>

As demonstrated above, the Proposal is not excludable under any of the criteria of Rule 14a. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: Harrington Investments

Ann C Mulé
Chief Governance Officer
Assistant General Counsel
Corporate Secretary

RECEIVED

2008 FEB -5 PM 12: 11

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia, PA 19103-7583
215 977 6430
Fax 215 977 3559
acmule@sunocoinc.com

February 4, 2008

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sunoco, Inc. - File No. 001-06841
Shareholder Proposal to Amend Bylaws, Creating
"Board Sustainability Committee"

Ladies and Gentlemen:

By letter dated December 17, 2008, Sunoco, Inc. ("Sunoco") filed a request asking the Staff to confirm that it will not recommend enforcement action should Sunoco omit, from Sunoco's 2008 Annual Meeting Proxy Statement, a shareholder proposal (the "Proposal") by Global Exchange (the "Proponent"), seeking a bylaw amendment to create a "Board Committee on Sustainability." Sunoco's no-action request set forth the reasons for its belief that the Proposal may be properly excluded, in reliance on Exchange Act Rules 14a-8(i)(7) and 14a-8(i)(10).

Harrington Investments ("Harrington"), an affiliate of the Proponent, has submitted, on behalf of Harrington (but, presumably, the Proponent as well), a letter dated January 18, 2008 which discusses Harrington's view that the Proposal must be included in Sunoco's 2008 Annual Meeting Proxy Statement. We are not aware of any legal requirement that the Staff consider (or even review) this communication from Harrington when making its determination on the merits of Sunoco's no-action request. However, we would like to take this opportunity to respond to some of the points raised in Harrington's letter and, in the process, attempt to resolve some of the mis-characterizations therein contained.

Enclosed are six copies of this letter. A copy of this letter also is being mailed concurrently to the Proponent.

Harrington argues that Sunoco has not substantially implemented the Proposal, claiming that the mandate of Sunoco's existing Board Public Affairs Committee differs materially from that of Proponent's proposed "Board Sustainability Committee." This, despite the fact that, in none of the correspondence received by Sunoco to date, has either Harrington, or the Proponent for that matter, provided a concise definition of *exactly* what specific mandate is intended by the Proposal's use of the term "sustainability."

Sustainability is a concept that has many definitions. However, sustainable development has been described as "...meeting the needs of the present generation without compromising the ability of future generations to meet their own needs." *Report of the World Commission on Environment and Development*, U.N. GAOR 42nd Sess., 96th plen. Mtg. at 1, U.N. Doc. A/RES/42/187 (1987). In this sense, the concept of sustainability involves not only environmental, but also economic and social policy. *See*, 2005 World Summit Outcome, U.N. GAOR, 60th Sess., Item 48 at 12, U.N. Doc. A/60/L.1 (2005). It has been suggested that the concept of sustainability also implicates cultural diversity as an important policy consideration. *Cf. The Universal Declaration on Cultural Diversity*, U.N. EDUC. SCI. AND CULTURAL ORG., 31st Sess., Vol. 1 at 62, UNESCO Doc. 31C/Res. 25, Annex 1 (2001) ("...cultural diversity is as necessary for humankind as biodiversity is for nature... [and is] one of the roots of development understood not simply in terms of economic growth, but also as a means to achieve a more satisfactory intellectual, emotional, moral and spiritual existence").

Notwithstanding Harrington's protestations to the contrary, Sunoco's Board Public Affairs Committee is a Board-level committee comprised entirely of independent directors, with oversight responsibility for Sunoco's policies, practices, positions and performance in the areas of health, environmental impact and safety, equal employment opportunity and diversity, and government relations and corporate philanthropy. In other words, Sunoco's Board Public Affairs Committee does, in fact, address the very environmental, economic and social policy considerations implicated by the United Nations' public pronouncements regarding "sustainability."

Harrington also asserts that Sunoco's Board Public Affairs Committee is reactionary, has a short-term focus, and responds only to precise, detailed issues confronting Sunoco, or complaints brought before the Board Public Affairs Committee, whereas the proposed Board Sustainability Committee would have a long-term focus, be pro-active, and prepare for potentially systemic global changes affecting the long-term strategic direction and sustained viability of Sunoco. Again, this is a mis-characterization of the activities of Sunoco's Board Public Affairs Committee, born of a lack of any appreciation for the actual functions of the Committee. The Board Public Affairs Committee is flexible and pro-active when setting agenda items, including "sustainability" issues (such as product stewardship, renewable fuels, global climate change and diversity), and the Committee reports, and makes recommendations as appropriate, directly to Sunoco's Board of Directors. As noted in our earlier request for no-action relief, Sunoco's Board Public Affairs Committee reviews and addresses corporate policy and action from a strategic point of view, and is not limited to mere compliance activities.

It is the responsibility of the Board of Directors, in exercising its fiduciary obligations, to act in the best interests of Sunoco and its shareholders. For Sunoco to implement the Proposal and create another Board-level committee to deal with what are, essentially, the very same issues already being addressed by Sunoco's Board Public Affairs Committee, would result in unnecessary redundancy, additional expense and a waste of Board resources. It is very difficult to see how such a result could serve the best interests either of Sunoco, or of its shareholders.

Sunoco's bylaws currently do not specify the creation of any standing committee of the Board other than the Executive Committee, which has the power to act in place of the full Board, in the context of an emergency, for example. In their current form, these bylaws provide appropriate flexibility for the Board to respond to changing conditions and establish those standing committees it deems necessary, based upon its evaluation of Sunoco's current and anticipated future circumstances. Because of their first-hand knowledge of Sunoco and its operations, the members of Sunoco's Board of Directors are in the best position to determine a workable and efficient structure for itself, and to decide how to organize and staff its standing committees (including the number, function and membership of each) in order to decide what works best to serve the interests of shareholders. Sunoco currently has five standing committees of its Board: Executive, Audit, Compensation, Governance and Corporate Responsibility. Amending Sunoco's bylaws in the manner required by the Proposal would give the proposed "Board Sustainability Committee" a position within Sunoco that is different from that of all the other standing committees of the Board, except the Executive Committee.

Finally, in its no-action request, Sunoco described its robust, long-standing and systematic policies and procedures developed to effectively address health, environment and safety matters, including issues related to "sustainability," at all levels of the enterprise, including senior management levels. In response, Harrington argues that such policies are "irrelevant," since the Proposal expressly calls for a Board-level committee, and even the most comprehensive policy and managerial structure cannot substitute for formalizing, in the bylaws, a Board-level forum to address the long-term "sustainability" of Sunoco and its businesses. Harrington's argument misses the point entirely. Sunoco provided the description of its health, environment and safety policies, its endorsement of the CERES Principles, its Product Stewardship Program, its Best Practice on Pollution Prevention/Waste Minimization and its managerial oversight of these issues, because we felt it important for the Commission, and our shareholders, to understand that, at Sunoco, the focus on these extremely important issues is not confined to the Board, or even a Board-level committee. Instead, these issues are being addressed every day by Sunoco's management and its employees throughout the company. In other words, it is a part of our corporate culture. Far from being irrelevant, Sunoco's managerial structure and policies, are the very attributes of the corporate culture that ensure that the issues associated with "sustainability" are addressed at Sunoco.

Very truly yours,

GLOBAL EXCHANGE

building people-to-people ties

November 15, 2007

Chief Governance Officer, Assistant General Counsel, and Corporate Secretary
Sunoco, Inc.
1735 Market Street, Suite LL
Philadelphia, PA 19103-7583

Re: Shareholder Resolution

To Those It Should Concern:

Global Exchange is a membership-based international human rights organization dedicated to promoting social, economic and environmental justice around the world. We believe that by adopting the enclosed resolution, our company will be uniquely positioned as a leader in its industry regarding sustainability related issues.

Therefore, as Treasurer of the organization, I am submitting the enclosed shareholder proposal for inclusion in this year's proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Global Exchange is the beneficial owner - as defined in Rule 13d-3 of the Securities Exchange Act of 1934 - of 200 shares of Sunoco Inc., has held such shares continuously for more than one year, and will be providing verification of ownership. We will continue to hold all the shares through the next stockholders' meeting. A representative of our organization will attend the shareholders' meeting to move the resolution as required by the SEC rules. Thank you.

Sincerely,

John C. Harrington
Treasurer

Encl.

2017 Mission Street, Suite 303, San Francisco CA 94110

t: 415.255.7296 f: 415.255.7498 www.globalexchange.org

Stockholder Proposal to Amend Corporate Bylaws Establishing a Board Committee on Sustainability

RESOLVED: To amend the Bylaws, by inserting the following new section to Article III.

Section 7: A) Board Committee on Sustainability: There is established a Board Committee on Sustainability. The committee is authorized to address corporate policies, above and beyond matters of legal compliance, in order to ensure our corporation's sustained viability. The committee shall strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change.

B) The Board of Directors is authorized in its discretion, consistent with these Bylaws and applicable law to: (1) select the members of the Board Committee on Sustainability, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, on the Committee's activities, findings and recommendations, and (5) adopt any other measures within the Board's discretion consistent with these Bylaws and applicable law.

C) Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Sustainability shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement

The committee would be authorized to initiate, review, and make policy recommendations regarding the company's preparation to adapt to changes in the marketplace and environmental conditions that may affect the sustainability of our business. Issues related to sustainability might include, but are not limited to: global climate change, political instability, emerging concerns regarding toxicity of materials, resource shortages, and biodiversity loss.

February 8, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sunoco, Inc.
Incoming letter dated December 17, 2007

The proposal would amend the bylaws to establish a board committee on sustainability that would ensure Sunoco's sustained viability and strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment.

There appears to be some basis for your view that Sunoco may exclude the proposal under rule 14a-8(i)(7), as relating to Sunoco's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Sunoco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sunoco relies.

Sincerely,

John R. Fieldsend
Attorney-Adviser

Ann C Mulé
Chief Governance Officer
Assistant General Counsel
Corporate Secretary

Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia, PA 19103-7583
215 977 6430
Fax 215 977 3559
acmule@sunocoinc.com

SEC Mail
Mail Processing
Section

FEB 26 2008

Washington, DC 3:55
109

February 26, 2008

RECEIVED
2008 FEB 27 AM 10: 34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sunoco, Inc. - File No. 001-06841
Shareholder Proposal to Amend Bylaws, Creating
"Board Sustainability Committee"

Ladies and Gentlemen:

By letter dated December 17, 2007, Sunoco, Inc. ("Sunoco") filed a request asking the Staff to confirm that it would not recommend enforcement action if Sunoco were to omit from its 2008 Annual Meeting Proxy Statement ("2008 Proxy"), a shareholder proposal (the "Proposal") by Global Exchange (the "Proponent"), seeking a bylaw amendment to create a "Board Committee on Sustainability." Sunoco's no-action request set forth the reasons for its belief that the Proposal may be properly excluded, in reliance on Exchange Act Rules 14a-8(i)(7) and 14a-8(i)(10).

On January 18, 2008, the Proponent wrote to the Staff, arguing that the no-action relief sought by Sunoco should not be granted. Notwithstanding this, on February 8, 2008, the Staff granted Sunoco's request, finding that there was a basis for excluding the Proposal from the 2008 Proxy pursuant to Exchange Act Rule 14a-8(i)(7) (*i.e.*, "evaluation of risk"). The Proponent now has submitted to the Staff a request for re-consideration, dated February 20, 2008.

We urge the Staff to re-affirm its grant of no-action relief to Sunoco. We also would like to take this opportunity to respond to certain of the points raised in the Proponent's request for re-consideration. Sunoco currently intends to print its 2008 Proxy on or around March 10, 2008, and to file on or around March 14, 2008, and would appreciate the Staff's cooperation with respect to meeting this schedule.

Enclosed are six copies of this letter. A copy of this letter also is being mailed concurrently to the Proponent.

The Proponent's request for re-consideration relies primarily on the recent *Lehman Brothers Holdings Inc.* (January 29, 2008) no-action letter, issued more than a week before the Staffs decision with regard to Sunoco's request. The Proponent asserts that the Staffs decision with respect to the Proposal is somehow inconsistent with *Lehman Brothers*, claiming that the *Lehman Brothers* proposal is analogous to the Proposal, since both focus on sustainability, both raise the issue of climate change and both suggest policy reviews. While these putative similarities well may exist, it seems apparent that the Staff rightly did not find them to be dispositive, when making its determination to grant Sunoco the requested no-action relief.

Despite any claimed superficial resemblance between them, it is clear that the *Lehman Brothers* proposal and the Proposal are, in fact, substantively and qualitatively different. In *Lehman Brothers*, the proponents sought to include a proposal requesting Lehman to prepare an "Environmental Sustainability Report," detailing Lehman's operating definition of environmental sustainable development and reviewing Lehman's current policies, practices and projects related to environmental sustainability. In presenting its argument for re-consideration, the Proponent also analogizes its Proposal to those presented in *Burlington Northern Santa Fe Corp.* (December 27, 2007) (proposal sought "information relevant to... Company's efforts to safeguard... security of... operations arising from... terrorist attack") and *Exxon Mobil Corp.* (March 18, 2005) (proposal sought report on "the impact on... company's value from decisions to do business in... ecologically sensitive, biologically rich or environmentally sensitive cultural areas... [to] allow shareholders to assess... risks created by... company's activity in these areas [and] strategy for managing these risks").

However, the analogy to the *Lehman Brothers* no-action letter is misplaced. In *Lehman Brothers,* as well as in these other cases, the proponent was asking the company to prepare and publish a report on some socially significant aspect of its operations. With regard to "sustainability," which the Proponent asserts is the significant social policy issue at the heart of its Proposal, Sunoco already has committed to an ongoing process of systematic public reporting. Each year, Sunoco conducts a self-evaluation and reports its progress on protection of the biosphere, sustainable use of natural resources and reduction of health and safety risks. Sunoco's most recent report is available on its website, and was prepared using the Global Reporting Initiative's Version 3 Sustainability Reporting Guidelines as a basis. These Guidelines, developed by the Coalition for Environmentally Responsible Economies ("CERES"), together with the United Nations' Environment Programme ("UNEP"), have become the *de facto* international standard for corporate reporting on environmental, social, and economic performance.

The Proponent also argues that the Proposal addresses "long term business strategy," which is a proper domain of shareholder resolutions under existing case law, and therefore, not excludable. For this proposition, the Proponent relies on *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992). The Proposal is, in fact, similar to the proposal at issue in *Roosevelt*. In that case, the Staff, the district court and the appellate court all agreed that the shareholder's proposal could be excluded. Prior to DuPont's 1991 annual shareholder meeting, the Friends of the Earth Oceanic Society submitted a proposal, on behalf of Amelia Roosevelt, regarding the timing of DuPont's phase-out of chlorofluorocarbon ("CFC") and halon production. DuPont opposed inclusion of the proposal in its 1992 annual meeting proxy materials and notified the Staff of its intention to omit the proposal. The Staff issued a no-action letter in favor of DuPont. Roosevelt sued, seeking an injunction to compel inclusion of the proposal in DuPont's proxy materials. The D.C. district court held that DuPont could omit the proposal. Roosevelt appealed, and Ruth Bader Ginsburg, writing for the D.C. Circuit Court of Appeals, held that, although Roosevelt had a private right of action under the Exchange Act, DuPont could exclude the proposal anyway, since it concerned matters relating to DuPont's ordinary business operations.

Roosevelt's proposal stated, in pertinent part: "Resolved, that the shareholders of the DuPont Company... request that the Board of Directors... [r]apidly accelerate plans to phase out CFC and halon production, surpassing our global competitors which have set a 1995 target date..." In *Roosevelt*, the appeals court noted particularly that Roosevelt's disagreement with DuPont's policy was not about whether to eliminate CFC production or even whether to do so at once. Roosevelt differed with DuPont only inasmuch as Roosevelt sought a target date no later than 1995, whereas DuPont had set a target of "as soon as possible, but at least by the year 2000." *Id.*, at 425. The court went on to state:

> "In sum, the parties agree that CFC production must be phased out, that substitutes must be developed, and that both should be achieved sooner rather than later. DuPont has undertaken to eliminate the products in question by year-end 1995, and has pledged to do so sooner if possible. The trial judge has found DuPont's... pledge credible. In these circumstances, we conclude that what is at stake is the implementation of a policy, the timing for an agreed-upon action,... and we therefore hold the target date for the phase out a matter excludable under Rule 14a-8(c)(7)."

Id., at 428. In other words, the court, having found that where DuPont and Roosevelt were in essential agreement on the policy (phase-out of CFC and halon production), it would defer to DuPont on the implementation (*i.e.*, timing) as a matter involving "'business and technical skills" day-to-day that are not meant for 'shareholder debate and participation.'" *Id.* (quoting from district court opinion).

Sunoco agrees that "sustainability" is an important concern that implicates long-term business strategy. Sunoco also agrees, as a policy matter, that this is a proper subject to be addressed by a board-level committee. However, Sunoco already has a board-level committee, the Corporate Responsibility Committee, that actively addresses the very environmental, economic and social policy considerations implicated by the United Nations' public pronouncements regarding "sustainability."[1] Implicit in the oversight duties of Sunoco's Corporate Responsibility Committee is the evaluation and assessment of risks or liabilities that Sunoco could face in the environmental, health and safety areas. In order to assist with its internal assessment of such risks and liabilities, Sunoco's Corporate Responsibility Committee has developed a detailed and comprehensive process which oversees key strategic issues, and is designed to ensure that areas of importance and risk (including "sustainability" issues such as product stewardship, renewable fuels, global climate change and diversity) are addressed at the Board level.

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[1] Although at the heart of its Proposal, the Proponent has never described, exactly, what it means by "sustainability." Sustainability is a concept that has many definitions. However, sustainable development has been described as "...meeting the needs of the present generation without compromising the ability of future generations to meet their own needs." *Report of the World Commission on Environment and Development*, U.N. GAOR 42nd Sess., 96th plen. Mtg. at 1, U.N. Doc. A/RES/42/187 (1987). In this sense, the concept of sustainability involves not only environmental, but also economic and social policy. *See*, 2005 World Summit Outcome, U.N. GAOR, 60th Sess., Item 48 at 12, U.N. Doc. A/60/L.1 (2005). It has been suggested that the concept of sustainability also implicates cultural diversity as an important policy consideration. *Cf. The Universal Declaration on Cultural Diversity*, U.N. EDUC. SCI. AND CULTURAL ORG., 31st Sess., Vol. 1 at 62, UNESCO Doc. 31C/Res. 25, Annex 1 (2001) ("...cultural diversity is as necessary for humankind as biodiversity is for nature... [and is] one of the roots of development understood not simply in terms of economic growth, but also as a means to achieve a more satisfactory intellectual, emotional, moral and spiritual existence").

So, it seems apparent that the Proponent, like the proponent in *Roosevelt*, disagrees with the company only in regard to certain fine points of the implementation. The Proponent wants a "Board Committee on Sustainability," whereas Sunoco already has a board-level Corporate Responsibility Committee that does essentially the same thing. The Proponent wants a board-level committee created by bylaw amendment, whereas Sunoco's existing Corporate Responsibility Committee (in existence since 1975) was created by Sunoco's Board. Given the responsibilities of Sunoco's Corporate Responsibility Committee, and the processes and procedures already developed by Sunoco's Corporate Responsibility Committee in order to assess the potential risks and liabilities, the formation of a new "Board Committee on Sustainability," as required by the Proposal, would be unnecessarily duplicative and redundant to Sunoco's existing Board governance structure. For Sunoco to create yet another Board-level committee to deal with the very same issues already being addressed by Sunoco's Corporate Responsibility Committee, would result in unnecessary additional expense and a waste of Company resources, and would not serve the best interests of our shareholders. This is particularly true as Sunoco and the Proponent are in substantial agreement on the need for board-level oversight of "sustainability" issues. However, the Proponent appears to be insistent upon dictating the form of governance structure that Sunoco employ (*i.e.*, new board-level committee created by bylaw amendment *versus* existing board-created board-level committee) to perform the requisite internal assessment of potential risks and liabilities inherent in the responsibilities of any board-level committee.

What is most important is not the manner in which its board-level committees are created, but whether, in fact, Sunoco has the appropriate board-level committees for its needs, and that the number and composition of its board-level committees is appropriate. In its request for reconsideration, the Proponent states that its Proposal "...explicitly reserves the rights of the management to address any and all ordinary business matters, and to further define or limit actions of the Sustainability Committee, by stating that 'Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company.'" However, notwithstanding the wordcraft of the Proposal, the effect of it is to restrict the Board's ability manage the business and affairs of the Board, by permitting the Proponent, rather than the Board, to determine implementation of board structure.

Mechanisms for adhering to the highest standards of business conduct, being socially responsible and reporting on Sunoco's social and environmental performance, are integral to Sunoco's policies, and ensuring compliance with such policies is a core management function. At the direction of its full Board of Directors, through its board-level Corporate Responsibility Committee, as part of its ordinary business, Sunoco engages in internal assessments of the potential risks and liabilities it may face as a result of its operations and their effect on the environment and public health. As a result of their experience and expertise, and because of their first-hand knowledge of Sunoco and its day-to-day operations, Sunoco's directors are in the best position to determine a workable and efficient structure for the Board, and to organize and staff its standing committees (including the number, function and composition of each), in order to manage the implementation of Sunoco's response to significant matters like sustainability.

Since the Proposal focuses not on whether Sunoco should address "sustainability" at the board level, but instead focuses on the mechanics of how such matters should be addressed by Sunoco's Board, it seeks to supplant the wisdom and experience of Sunoco's Board in assessing and implementing an appropriate governance structure for managing the potential risks and liabilities related to Sunoco's operations. Again, we urge the Staff to re-affirm its grant of no-action relief to Sunoco.

Very truly yours,

Ann C Mulé

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